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January 10, 2006


VIA U.S. MAIL AND FACSIMILE

Mr. John Cash, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0510

      Re: Response to December 9, 2005 letter on Form 10-K for Fiscal Year Ended December 31, 2005
      Filed: September 30, 2005
      File  No. 1-8831

Dear Mr. Cash,

      Set forth below is the Company's response to the comments raised in your letter. All financial figures in our response are presented in thousands of dollars. For your convenience, we have provided your comment followed by our response in italics.

Backlog, page 4

1. We note your response to prior comment 1. Given the further decline in your backlog from December 31, 2004, please amend your filing to disclose the backlog information that you provided supplementally in your response

      We have amended the Form 10-K filing to include supplemental backlog information.

Management's Report on Internal Control Over Financial Reporting, page 22

2. We note from your response to prior comment 4 that you in fact completed your assessment of the effectiveness of internal control over financial reporting by April 15, 2005. Please tell us and disclose why your 2004 Form 10-K filed on September 30, 2005 was not updated to reflect your completed assessment and why the auditors' opinion also dated September 30, 2005 disclaimed an opinion of management's assessment due to a scope limitation. Amend your filing as appropriate to include your completed management report and the related auditor's attestation report.

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 We have amended the filing to describe the process by which the Company determined that its assessment, initially submitted on April 15, 2005, was incomplete. As the audit process continued, our ongoing discussions with Deloitte & Touche caused us to conclude that the assessment submitted on April 15, 2005 was incomplete and resulted in our agreement on the material weaknesses disclosed in the Form 10-K. What was disclosed in the Form 10-K represented our position with respect to whether the assessment was complete and the material weaknesses as of the day the form was filed.

Changes in Internal Control Over Financial Reporting, page 28

3. We note your response to prior comment 5. Please amend your filing to disclose the remediation efforts that you described supplementally in your response.

      We have amended the filing to disclose the remediation efforts described in our supplemental response.

Reportable Segments, page F-18
Summary of Net Sales by Geographic Area, page F-20

4. In future filings disclose the basis for attributing net sales to individual countries in accordance with the last sentence of paragraph 38a of SFAS 131 in addition to your proposed tabular disclosure of net sales by geographic area. See paragraph 106 of SFAS 131 concerning net sales attribution.

      In future filings we will disclose the basis for attributing net sales to individual countries in accordance with the last sentence of paragraph 38a of SFAS 131 in addition to the proposed tabular disclosure of net sales by geographic area.

Exhibits 31.1 and 31.2

5.    Amend your 302 certifications to conform wording to language provided in
      Item 601(31) of Regulation S-K when you file your Form 10-K/A for the year ended December 31, 2004.

      We have amended our 302 certifications to conform wording to language provided in Item 601(31) of Regulation S-K in Form 10-K/A for the year ended December 31, 2004.

      Enclosed is a copy of the Form 10-K/A marked to show changes from the Form 10-K described in this letter.
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The Company recognizes that it is responsible for the adequacy and accuracy of the disclosure in their filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


Robert L. Laurent, Jr.                  Cc:    J. Welter - Deloitte & Touche
Chief Financial Officer                        K. Sell - Deloitte & Touche
Fedders Corporation